Page 16 of 16
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                           Issuer Pursuant to Rule 13a
                              -16 or 15d -16 of the
                         Securities Exchange Act of 1934


                Report on Form 6-K for the month of January 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. Notification dated 2 January 2004 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.

     2. Notification dated 23 January 2004 containing statements made by Rob Margetts, Chairman and Tony Isaac, Chief Executive, at the Annual General Meeting of The BOC Group plc held on that date.

     3. Notification dated 26 January 2004 advising that a copy of the resolutions passed at the Annual General Meeting other than ordinary business and copies of the amended Memorandum and Articles of Association approved at that meeting were available at the UKLA Document Viewing Facility.

     4. Notification dated 27 January 2004 advising that the Company intends to sell its US packaged gas business to Airgas.

     5. Notification dated 29 January 2004 advising that The BOC Group plc will be announcing its First Quarter Results on Tuesday 3 February 2004.

     6. Notification dated 29 January 2004 advising that FMR Corp and Fidelity International Limited no longer have a notifiable interest in the issued Ordinary share capital of The BOC Group plc.

 The BOC Group plc Announcement released to a Regulatory Information Service at
13.48 hrs on 2 January 2004 under ref no PRNUK-0201041346-213A

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS


               Please ensure the entries on this return are typed

-----------------------------------------------------------------------------------------------------------------
1. Name of company      The BOC Group plc
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2. Name of scheme       Savings-Related Share Option Scheme
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
3.  Period of return:                             From 1 July 2003 to 31 December 2003
-----------------------------------------------------------------------------------------------------------------

------------------------------------------------------------ ----------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt       6,397,664
       security) not issued under scheme
------------------------------------------------------------ ----------------------------------------------------

------------------------------------------------------------ ----------------------------------------------------
5.     Number of shares issued/allotted under scheme            198,229
       during period:
------------------------------------------------------------ ----------------------------------------------------

------------------------------------------------------------ ----------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end      6,199,435
       of period
------------------------------------------------------------ ----------------------------------------------------

------------------------------------------------------------ ----------------------------------------------------
7.     Number and class of share(s) (amount of stock/debt       Listing granted on 5 April 1978 for Ordinary
       securities) originally listed and the date of            shares of 25p each
       admission;
------------------------------------------------------------ ----------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

Please confirm total number of shares in issue at the end of the period in order us to update our records
497,824,345 Ord Shares of 25p each
-----------------------------------------------------------------------------------------------------------------

---------------------------------------------------------- ------------------------------------------------------
Contact for queries: Karen Weston                               Address:  The BOC Group plc, Chertsey Road
                                                                Windlesham, Surrey, GU20 6HJ
---------------------------------------------------------- ------------------------------------------------------

---------------------------------------------------------- ------------------------------------------------------
Name: Karen Weston                                              Telephone: 01276 807388
---------------------------------------------------------- ------------------------------------------------------

Person making return                          Name:  Sarah Larkins
Position:...Assistant Company Secretary................Signature:  Sarah Larkins

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:        Listing Applications
           UK Listing Authority
           Financial Services Authority
           25, The North Colonnade
           Canary Wharf
           London, E14 5HS


               Please ensure the entries on this return are typed

-----------------------------------------------------------------------------------------------------------------
1. Name of company      The BOC Group plc
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
2. Name of scheme       Executive Share Option Scheme
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
3. Period of return:    From 1 July 2003 to 31 December 2003
-----------------------------------------------------------------------------------------------------------------

------------------------------------------------------------ ----------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt       11,693,137
       security) not issued under scheme
------------------------------------------------------------ ----------------------------------------------------

------------------------------------------------------------ ----------------------------------------------------
5.     Number of shares issued/allotted under scheme            11,301
       during period:
------------------------------------------------------------ ----------------------------------------------------

------------------------------------------------------------ ----------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end      11,681,836
       of period
------------------------------------------------------------ ----------------------------------------------------

------------------------------------------------------------ ----------------------------------------------------
7.     Number and class of share(s) (amount of stock/debt       Listing granted on 5 April 1978 for Ordinary
       securities) originally listed and the date of            shares of 25p each
       admission;
------------------------------------------------------------ ----------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

Please confirm total number of shares in issue at the end of the period in order us to update our records
497,824,345 Ord Shares of 25p each
-----------------------------------------------------------------------------------------------------------------

---------------------------------------------------------- ------------------------------------------------------
Contact for queries: Karen Weston                               Address:  The BOC Group plc, Chertsey Road
                                                                Windlesham, Surrey, GU20 6HJ
---------------------------------------------------------- ------------------------------------------------------

---------------------------------------------------------- ------------------------------------------------------
Name: Karen Weston                                              Telephone: 01276 807388
---------------------------------------------------------- ------------------------------------------------------

Person making return                          Name:  Sarah Larkins
Position:...Assistant Company Secretary................Signature:  Sarah Larkins

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 23 JANUARY 2004
                 AT 11.00 HRS UNDER REF: PRNUK-2201041547-4843


23 JANUARY 2004


THE BOC GROUP plc - ANNUAL GENERAL MEETING

STATEMENTS MADE TO SHAREHOLDERS BY MR R MARGETTS, CHAIRMAN, AND MR A E ISAAC, CHIEF EXECUTIVE

Mr R Margetts


Good morning, ladies and gentlemen, and welcome to the 118th Annual General meeting of The BOC Group.

For the first time last year I showed you two graphs that I also include in my statement in the Annual Report and Accounts. They show how your company has performed in terms of total shareholder return, measured against both our key industrial gases competitors and other companies in the FTSE 100. The first graph shows that we outperformed the FTSE-100 by nearly 40 per cent, but our major gases competitors did better against their local indices. Looking in more detail at our performance compared with the FTSE-100 index, it is pleasing to see that not only have we significantly outperformed the index by nearly forty per cent, but BOC is one of only a very few companies to have remained in positive territory. It has delivered a total return to you, its shareholders, including both share price performance and the value of dividends paid, of some ten per cent in the three years since the bid lapsed. Overall the FTSE-100, by comparison, saw a reduction in value of nearly thirty per cent.

The strategy followed by your board is to deliver superior returns to our shareholders consistent with a progressive dividend policy. Last year we paid a total dividend of 39p per share, an increase of 2.6 per cent on the year before. This year we again announced a first interim dividend of 15.5p per share, which will be paid in February, and we will reflect any increase in the second interim dividend payable in August.

Your company has again performed well in an economic environment where industrial production, in both its principal home markets and globally, was severely affected and one of its important components, BOC Edwards, continued to work through the longest downturn ever experienced by the semiconductor industry. Against this backdrop our gases businesses, and our specialist Gist and Afrox hospitals businesses, all delivered improved turnover and operating profit. Tony Isaac, your chief executive, will take you through these results in more detail when I have finished.

This performance is, as I have said, very pleasing, yet you see we have not matched the shareholder returns delivered by our overseas-based gases competitors. There is one factor that has had a disproportionate effect on our share price this year, and that is concern over litigation in the US. Allegations have been made that manganese in welding fume causes symptoms similar to Parkinson's disease. We strongly resist any such allegations. We are not aware of any credible scientific evidence linking manganese in welding fume to neurological damage under typical welding conditions. We have also explained that we have significant insurance cover, the details of which are, and must remain, confidential. For these reasons we believe these allegations will not have a material effect on BOC's financial condition or profitability.

Throughout the last year we have continued to develop our portfolio. We made successful acquisitions in Poland and Canada, which have strengthened our businesses there, and in November we announced the intended sale of our stake in Afrox hospitals. This is a very successful business that we have grown until it is now the largest supplier of private healthcare in southern Africa. We have benefited from its growth and we will now benefit from its sale to a consortium of black empowerment investors in South Africa, particularly as the strength of the rand makes this a very good time for BOC to receive the proceeds from the sale of its interest in Afrox Healthcare.

We continue to invest for profitable growth. Each year we hold one board meeting outside the UK and this year we chose to visit one of BOC's fastest growing markets - China. In Shanghai and Suzhou we saw evidence of the rapid pace of expansion, particularly in the chemicals, steel and electronics industry. We met our major customer partners and visited the sites where we are investing successfully to serve this growing market. And we were able to announce during our visit a further $100 million of investment in China to meet new growth opportunities. BOC has spent many years developing its leading position in Asia and, if you take the Asia/Pacific region as a whole, you will see from last year's results that it now delivers 31 per cent of the Group's turnover and 36 per cent of our adjusted operating profit.

To grow BOC successfully we must keep a close eye on how we make our profit as well as how much profit we make. These matters are often referred to today under the general heading of corporate responsibility, which attempts to measure and report the impact businesses have on a wider social and economic front. I gave you some examples in my statement of the recognition BOC has received for its efforts in this direction. We have recently received further acknowledgement of our progress in Management Today magazine by being voted Britain's most admired company for community and environmental responsibility. It is a great credit to everyone in BOC that we are seen as being an organisation that takes these issues seriously and have responded to them well.

In a similar vein, corporate governance issues have received considerable prominence this year, following the Higgs and Smith reviews and the subsequent revision of the Combined Code. I believe the changes that have been implemented are sensible and BOC already substantially complies with the new Code, well in advance of it being required.

In summary, I believe your company is well run and has processes and procedures in place to ensure the highest standards of stewardship.

I introduced the board to you at the beginning. We have one new member at this AGM, Andrew Bonfield, who joined us as a non-executive director in July last year. Andrew is vice-president and chief financial officer of Bristol-Myers Squibb Company and, in line with best practice, is considered to be the financial expert on our audit committee.

When Goran Lundberg resigned from the board in the Spring we made two other internal changes. Sir Christopher O'Donnell replaced him as senior independent director and Julie Baddeley became chairman of the remuneration committee. I would like to thank Goran for the contribution he made to BOC in his three years with us.

I will shortly ask Tony Isaac to tell you more about the Group's performance last year. Let me first thank everyone in BOC for their hard work and endeavour. The markets we work in are sometimes difficult, often challenging and always highly competitive. The quality of BOC's people around the world always impresses me; they are the true strength of BOC.

Mr A E Isaac


Before discussing our performance last year in detail, let me set 2003 in context. We have made a lot of changes in recent years and our portfolio of businesses has evolved considerably.

In 2000 we took a detailed look at all our businesses. We have spent a lot of effort since: investing where we saw opportunities for growth; working with the local management teams where we believed improved performance was possible; and taking other action where it was clear that hard work or investment would not resolve structural problems.

The Polish and Canadian deals are part of our investment for growth. We have bought good businesses in good markets - markets that reward our concentration on product quality and customer service. The previous year, similarly, we bought operations in Thailand and Malaysia and added to our carbon dioxide assets in the US. We have also selectively added to BOC Edwards' capability, such as with the turbomolecular pumps business of Seiko in Japan, as well as smaller companies with technologies of particular interest to us. Earlier last year we bought a water services business, EMC based in the US, because we saw strong links between our customer base and theirs - I'm pleased to say early indications from this market are positive. In total we have spent over half a billion pounds on acquisitions since 2000.

Not every market or activity can deliver the profitable growth we seek. I explained at last year's AGM why we had decided to combine our process plants business with that of Linde in the US to form Linde BOC Process Plants and the reasoning behind the Japan Air Gases joint venture with Air Liquide. Both these amalgamations are performing well and, in addition to delivering the cost savings we expected, Linde BOC Process Plants has given us access to world-class hydrogen technology. Japan Air Gases has managed to deliver growth in what remains a generally low growth environment.

Equally importantly, we have seen that we can generate growth even in the more mature industrial economies by creative product and service development. Industrial and Special Products has found a number of opportunities where our distribution network, or our experience of working with products that require careful handling, give us an advantage in new markets.

Let me now turn to our performance in 2003. I will first comment on safety. We are giving safety more attention than ever and we are currently implementing a behavioural safety programme that aims to improve further our safety performance in all parts of the Group. We have focused in the past on managing our lagging safety indicators that record the number of accidents and injuries we suffer. This can result in looking more at the effect than at the cause of accidents. We are starting to move towards measuring our performance against a series of leading indicators - things that, if we get them right, will inevitably improve our safety performance. I can assure you safety remains our highest priority.

Moving to our financial results, the figures I use are at constant currency and adjusted to exclude exceptional items.

We made good progress in top line growth, with all parts of the Group contributing to an overall increase in turnover of nine per cent. Process Gas Solutions, Afrox hospitals and Gist also delivered improved adjusted operating profit, but BOC Edwards (still hampered by the semiconductor downturn) and Industrial and Special Products (held back by computer system issues in the US) saw reductions. The end result was a rise of one per cent in adjusted operating profit for the Group as a whole.

As well as our emphasis on profitable growth we have made great efforts to improve cash flow across the Group. We had record cash flow in the final quarter of last year, but taking the year as a whole it was eight per cent lower than 2002. Partly this is because of currency changes and partly because, following the formation of Japan Air Gases, we no longer consolidate the cash flow in Japan; from this year we will start to receive dividends instead. We also contributed an additional (pound)36 million to the UK pensions scheme last year and in November we announced that, for the next two years, we will pay a further (pound)30 million a year into the UK scheme, making (pound)66 million in total for this year and next.

Looking around the world, you know how significant Asia is for the Group. Traditional industries that still make up much of our customer base in the industrialised western economies continue to move to lower cost environments in Asia. Global companies establishing new sites know us well because we serve them in many countries around the world. Our Process Systems team ensures we meet the needs of these key customers wherever they decide to do business. In other cases products that used to be produced in the UK, Europe and north America are now produced more efficiently by local manufacturers in the likes of Taiwan, Thailand, Korea and China. We have strong local businesses in these countries that are natural partners for these new manufacturing enterprises.

In the first six months of this year our UK Process Gas Solutions business saw companies that provided us with (pound)10 million a year of revenue either move their production to these lower cost economies or shut up shop completely. This process was less marked later in the year and it is a credit to the inventiveness of our UK-based business units that they all did well in less than ideal conditions. Gist, our logistics business, for example won a major contract extension from Carlsberg-Tetley that saw it not only storing beer for this major brewer but also moving the bottles, kegs and cans from its national depot in Northampton to local depots around the country.

Our business units in South Africa had a very good year although the stronger rand led to slower economic growth later in the year. Similarly, a strengthening Australian dollar and continued drought slowed business growth in Australia compared with 2002.

Through all the temporary economic up and downs, the use of hydrogen has shown steady growth over the last few years, particularly for the petrochemical industry and often associated with the production of carbon monoxide from a HyCO plant. This year we brought on stream two HyCO plants for Citgo in the US and at Map Ta Phut in Thailand. We also benefited from the major syngas plant we acquired early in the year from Celanese at Clear Lake in Texas, which gave us our first major facility on the important US Gulf coast.

We have started this financial year strongly with favourable trends in most parts of our business. Increased volumes and firm pricing are supporting growth in Process Gas Solutions. We have also seen improvement in Industrial and Special Products compared with a difficult first quarter last year. Gist performed very well in the crucial Christmas quarter. The loss of Marks & Spencer general merchandise business during 2003 is being offset by growth in the food distribution sector and elsewhere.

BOC Edwards operating profits continue to improve. The signs are positive that semiconductor manufacturers will invest in new production facilities, although they naturally need to be confident of sustained demand from consumer markets such as communications and computers. The recent weakness of the US dollar will, if sustained, have some adverse effect on BOC Edwards' margins during the rest of the year. This is because most of its production is in the UK while most of its revenues are in dollars.

We continue to drive cost reductions across all our businesses which improves our operating profit, and this year we expect to see further benefits following the formation of Japan Air Gases.

You have heard something about the launch of our code of conduct and the various forms of recognition we have received under the general heading of corporate social responsibility. It is important for our future success that we meet our legal and ethical responsibilities. But we do what we do because it makes good business sense, not because we seek awards. That said, it is pleasing when the hard work of everyone in the Group is recognised in this way.

Ladies and gentlemen, thank you for your support during 2003. BOC is well placed to take advantage of any upturn in the world economy. We have a strong business in BOC Edwards that will make the most of its opportunities when the semiconductor industry returns to its growth path. The people in BOC are some of the best you will find anywhere and your Group is well served at all levels of the organisation. It is a combination that offers much promise for 2004.

For further information, please contact:
Christopher Marsay, Director  - Investor Relations
Telephone: 01276 477222 (International: +44 1276 47222)

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 26 JANUARY 2004
                  AT 14.46 HRS UNDER REF: PRNUK-2601041445-EEBE


26 January 2004

THE BOC GROUP plc - DOCUMENT ON AGM RESOLUTIONS

A copy of the resolutions passed at the Annual General Meeting other than Ordinary business and copies of the amended Memorandum and Articles of Association approved at that meeting have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 27 JANUARY 2004
                  AT 07.01 HRS UNDER REF: PRNUK-2701040652-6074



27 January 2004


BOC to sell US packaged gases business


Windlesham, UK - 27 January 2004 - The BOC Group announced today that it intends to sell its US packaged gas business to Airgas for up to USD 200 million in cash. The business generated approximately USD 240million of revenue in financial year 2003. The companies have signed a non-binding letter of intent and the sale is subject to a definitive agreement and customary conditions, including financing and US regulatory approval. The transaction will be earnings enhancing for BOC in the year immediately following completion.

The transaction would include fill plants and other operations involved in distributing packaged gases and welding equipment sold through BOC's stores and its distributors, as well as its retail stores and warehouse facilities. The business includes the range of packaged industrial, medical and most speciality gases.

It would exclude packaged electronic gases, helium and hydrogen delivered in tube trailers or in liquid form, bulk medical gases and bulk gases supplied to its distributors. These elements, along with the Canadian packaged gases business, remain part of BOC's Industrial and Special Gases business in North America. BOC's merchant liquid and tonnage/on-site business in North America is unaffected, as are BOC's packaged gases businesses in other parts of the world.

Tony Isaac, chief executive of BOC, said: "We will continue to invest in markets where we see superior opportunities for profitable growth in line with our strategy. We have worked hard to improve the performance of our packaged gases business in the United States, and we believe the proposed sale to Airgas represents the best long-term outcome for our shareholders and employees. It will also ensure continuing high quality service for our US packaged gases customers."

--------------------- ----------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------- ----------------------------------------------------------
-                     Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------

         Notes to Editors:


The BOC Group (LSE: BOC), the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs 44,500 people and had annual sales of more than GBP4.3 billion in 2003. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com.

About Airgas, Inc.

Airgas, Inc. (NYSE: ARG) is the largest US distributor of industrial, medical and specialty gases, welding, safety and related products. Its integrated network of nearly 800 locations includes branches, retail stores, gas fill plants, specialty gas labs, production facilities and distribution centers. Airgas also distributes its products and services through eBusiness, catalog and telesales channels. Its national scale and strong local presence offer a competitive edge to its diversified customer base. For more information, please visit www.Airgas.com.

The BOC Group plc Announcement Released to a Regulatory Information Service on 29 January 2004 at 13.42 hrs under Ref:
PRNUK-2901041341-EEC2


29 January 2004

The BOC Group plc - 1st Quarter Results

The BOC Group plc will be announcing its results for the three months ended 31 December 2003 on Tuesday 3 February 2004.


Contact:   Christopher Marsay, Director - Investor Relations
           The BOC Group, Windlesham, UK
                    Telephone 01276 477222 (International +44 1276 477222)

        The BOC Group plc Announcement released to a Regulatory Information Service on 29 January 2004 at 13.50 hrs under Ref:
                              PRNUK-2901041349-97AB

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.   Name of company                                       2.   Name of shareholder having a major interest

     The BOC Group plc                                          FMR Corp and Fidelity International Limited

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that     4.   Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder            holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that              See additional information
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of            6.   Percentage of issued       7.    Number of shares/amount      8.   Percentage of issued
      shares/amount of          class                            of stock disposed                 class
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                     10.  Date of transaction           11.  Date company informed

     Ordinary shares of 25p each                                27 January 2004                    29 January 2004



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification            13.  Total percentage holding of issued class following this notification

      14,652,146                                                2.95%


-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                           15.   Name of contact and telephone number for queries

      The BOC Group plc had previously been advised              Sarah Larkins
      that pursuant to s198 of the Companies Act, FMR            Assistant Company Secretary
      Corp and Fidelity Investments Limited had an               01276 807383
      interest of 3.08% in the issued Ordinary
      shares of the Company.

      In a letter dated 27 January 2004 The BOC Group plc has been notified that FMR Corp and Fidelity
      Investments Limited no longer have a notifiable interest in the issued Ordinary share capital of the Company, such interest now being 2.95%.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

16. Name and signature of authorised company official responsible for making this notification

      Sarah Larkins

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___29 January 2004_________

-------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:February 2, 2004



                                 By:       /s/       Sarah Larkins
                                          --------------------------------------
                                          Name:   Sarah Larkins
                                          Title:  Assistant Company Secretary


                                                                   Page 16 of 16